9

06011534

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BAT Industries PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2006
THOMSON FINANCIAL

FILE NO. 82- 23 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 3/9/06

BRITISH AMERICAN TOBACCO

news release
www.bat.com

28 February 2006

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2005

SUMMARY

		2005	2004	Change
Profit from operations	- as reported	£2,420m	£3,760m	-36%
	- 'like for like'	£2,607m	£2,398m	+9%
Adjusted diluted earnings per share		89.34p	76.62p	+17%
Dividends per share declared		47.00p	41.90p	+12%

- The reported Group profit from operations was 36 per cent lower at £2,420 million, mainly due to the impact in 2004 of a significant £1,389 million gain on the Reynolds American transaction. However, profit from operations would have been 9 per cent higher, or 5 per cent at comparable rates of exchange, if exceptional items and the changes in the Group resulting from the merger of the Group's US businesses with R.J. Reynolds and the sale of Etinera, with the resulting change in terms of trade, are excluded. This 'like for like' information provides a better understanding of the subsidiaries' trading results than the 'headline' change in profit from operations.

- On a reported basis, Group volumes from subsidiaries were affected by the changes in the Group noted above, resulting in a 1 per cent decrease to 678 billion. Excluding the impact of these transactions, there was good organic volume growth from subsidiaries of 2 per cent. The four global drive brands performed well with an overall growth of 9 per cent on a 'like for like' basis.

- Adjusted diluted earnings per share rose by 17 per cent, benefiting from the improved underlying operating performance and reduced net finance costs, as well as the impact of the Reynolds American transaction and the share buy-back programme. The basic earnings per share was lower at 84.53p (2004: 133.43p).

- The Board is recommending a final dividend of 33.0p, which will be paid on 4 May 2006. This, together with the interim dividend, will take dividends declared in respect of 2005 as a whole to 47.0p, an increase of 12 per cent.

- The Chairman, Jan du Plessis, commented: "The outstanding results for 2005 demonstrate that British American Tobacco's strategy is working well and I am confident that we can continue to deliver quality earnings growth and good cash flow over the long term."

ENQUIRIES:

INVESTOR RELATIONS:
Ralph Edmondson/ 020 7845 1180
Rachael Cummins 020 7845 1519

PRESS OFFICE:
David Betteridge/Teresa La Thangue/ 020 7845 2888
Emily Brand

BRITISH AMERICAN TOBACCO p.l.c.

PRELIMINARY ANNOUNCEMENT - YEAR ENDED 31 DECEMBER 2005

INDEX

2005 has been a vintage year for British American Tobacco. The Group has achieved good underlying growth in profit and a 17 per cent increase in adjusted diluted earnings per share. Profit from operations in subsidiary companies was ahead by 9 per cent on a 'like for like' basis, or 5 per cent at comparable rates of exchange, driven by underlying volume growth of 2 per cent.

These outstanding results have been achieved in a year when the management team has also been able to take significant steps to improve the quality of our business. Our strategic focus on growth, productivity, responsibility and developing a winning organisation is positioning the Group well for the future.

The 9 per cent growth in our global drive brands is particularly encouraging. Kent, at almost 39 billion, was 18 per cent ahead with excellent performances in its major markets of Russia and Romania, as well as an increase in share in Japan. With volumes of close to 33 billion, Pall Mall continued its exceptional growth of 25 per cent, performing well in all its key markets. Dunhill, at over 30 billion, was 4 per cent down because of substantially reduced industry volumes in Malaysia and South Korea. Lucky Strike, with sales of 22 billion, was 2 per cent lower, mainly as a result of a decline in total market volumes in Germany.

The overall growth in our global drive brands illustrates the improvement in the quality of our business. This is further underlined by the growth in our revenue on a 'like for like' basis of 7 per cent at current rates of exchange, or 3.4 per cent at comparable rates.

The £271 million restructuring charge for 2005 is mainly because of the factory closures announced in the UK, Canada, New Zealand and Ireland, together with redundancy costs associated with our overheads reduction programme in a number of countries. A £68 million exceptional gain reflects the profit on the sale of some brands to Gallaher in April 2005, as a result of the enlargement of the European Union.

In 2005, the savings achieved from our supply chain programme, which includes the factory footprint review, were £106 million, bringing the total over the three years since we started the programme to £226 million per year. We expect to deliver further supply chain savings in the years ahead.

In addition, £103 million was saved from our overheads and indirect costs programme in 2005, bringing the annualised total since 2003 to £256 million, well on the way to our target of £320 million per year by 2007. As a result, we are increasing this target to annual savings of £400 million by 2007.

British American Tobacco's associate companies, Reynolds American, ITC and STK achieved volumes of 232 billion and our share of their post-tax results was £392 million. Reynolds American, which accounts for £244 million of the total, continues to perform ahead of our expectations, reflecting a truly successful merger.

In addition to the improved 'like for like' operating performance, the Group benefited from reduced net finance costs, the Reynolds American transaction and the share buy-back programme. As a result, adjusted diluted earnings per share rose 17 per cent to 89.34p, an increase that significantly exceeds our long term goal of delivering, on average, high single figure growth in earnings.

Under the share buy-back programme, we bought some 45 million shares in 2005, at a cost of £501 million and at an average price of £11.08 per share. The programme will continue during 2006.

The Board has proposed a final dividend of 33.0p per share, taking the total for the year to 47.0p, an overall increase of 12 per cent. The dividend will be paid on 4 May 2006 to shareholders on the Register at 10 March 2006.

The savings referred to earlier are the result of our focus on turning a multinational business operating in 180 markets into an integrated global enterprise that can take advantage of its scale. We are working hard to reduce our costs but we are also investing in the business to build long term value and sustainability. Over the past five years, British American Tobacco has delivered an average total shareholder return of 26.7 per cent per year, compared to 1.4 per cent for the FTSE 100.

Our commitment to entering new markets is an important aspect of the investment we are making in our business. We are expanding in markets such as Algeria, Egypt, Iran and also Turkey, where our losses reduced significantly. Where China is concerned, we note the recent announcement that no new cigarette factories, including joint ventures will be allowed. It is therefore unrealistic to expect any significant investment in China by us in the foreseeable future. The Group continues to export a small volume of cigarettes to China for distribution through the China National Tobacco Corporation.

We are also committed to long term growth through investment in our brands, research and development, harm reduction, innovation and strengthening our winning organisation to carry out our ambitious global strategy. We are determined to build a sustainable business by being a successful and responsible tobacco Group. Moreover, we hope that governments and regulators will eventually understand that their public policy goals can best be met by working with us.

I naturally regret that it was impossible to reach an evidence-based and proportionate solution to the problem of smoking in enclosed public spaces in England and Wales. There was no consideration of the fact that the science on environmental tobacco smoke and chronic diseases is not definitive and at most suggests that, if there is a risk, it is too small to measure with any certainty. Sadly, the real agenda has been based on an intolerant and paternalistic campaign to protect smokers from themselves, rather than meeting its stated objective of protecting the health of non-smokers.

We will continue to advocate the provision of both smoking and non smoking areas and ventilation systems that comply with internationally recognised air quality comfort levels.

The outstanding results for 2005 demonstrate that British American Tobacco's strategy is working well and I am confident that we can continue to deliver quality earnings growth and good cash flow over the long term.

Jan du Plessis
28 February 2006

The reported Group profit from operations was 36 per cent lower at £2,420 million, mainly due to the impact in 2004 of a significant £1,389 million gain on the Reynolds American transaction. As explained on page 24, on a 'like for like' basis profit from operations would have been 9 per cent higher, or 5 per cent at constant rates of exchange. This 'like-for-like' information provides a better understanding of the subsidiaries' trading results. The strong profit performance reflected higher profit in all regions, except America-Pacific.

On a reported basis, Group volumes from subsidiaries were affected by the transactions noted on pages 23 and 24, resulting in a decrease of 1 per cent to 678 billion. Excluding the impact of these transactions, there was good organic volume growth from subsidiaries, with many markets contributing to the overall growth of 2 per cent, growing from 663 billion to 676 billion. The Group continues to include make-your-own cigarette 'stix' in volumes.

The four global drive brands performed well with an overall growth of 9 per cent on a 'like-for-like' basis. Kent grew by 18 per cent with outstanding performances in its major markets of Russia and Romania, as well as higher share in Japan. Dunhill was down 4 per cent, affected by the substantially reduced industry volumes in South Korea earlier this year, as well as in Malaysia. Lucky Strike was 2 per cent lower mainly as a result of reduced market volumes in Germany. Pall Mall continued its exceptional growth of 25 per cent as it performed well in all its key markets.

In **Europe**, profit increased by £34 million to £784 million, with particularly strong growth from Russia and Germany. The integration of the Smoking Tobacco and Cigars business in 2005, other cost savings and the positive impact of the change in trade terms in Italy, also contributed to the result. Excluding a net £30 million gain as a result of the sale of Etinera at the end of 2004, partly offset by the consequent change in terms of trade, profit on a 'like for like' basis would have increased by £64 million or 9 per cent. Volumes were 2 per cent higher at 244 billion with growth in Russia, Romania and Poland, partly offset by declines in Italy, Germany, Switzerland and Ukraine.

In Italy, an excise increase at the end of 2004 and the virtual ban on indoor public smoking effective from the beginning of 2005 resulted in a total market decline of around 6 per cent, with aggressive competition mainly in the low-price segment. Despite lower volumes and market share, 'like for like' profit rose benefiting from higher prices.

Germany grew market share and substantially increased profit, despite lower volumes in a reduced overall market due to excise increases. Profit growth was driven by pricing, improved product mix and significant reductions in the overall cost base. Increased market share resulted from gains by Lucky Strike and Pall Mall.

In France, profit grew impressively with higher volumes and market share growth through Lucky Strike and Pall Mall. Profits benefited from the improved mix, better pricing and lower costs. In Switzerland, industry volumes declined after an excise increase at the end of 2004 but the key brands, Lucky Strike, Pall Mall, Vogue and Parisienne, all grew market share. However, the tough trading conditions affected profit. In the Netherlands and Belgium, the very successful integration of the Smoking Tobacco and Cigars business, as well as other cost savings, more than offset the effect of lower volumes on profit.

Russia continued its excellent performance with strong profit and volume growth. Market share was up and product mix improved with further growth from the premium brands, Kent and Vogue. The focus on international brands continued with the launch of Viceroy, the introduction of the new Pall Mall range and the roll out of Dunhill to the top 30 cities. In Romania, good global drive brand growth, especially from Kent and Pall Mall, and higher total market share reinforced the Group's market leadership position. Strong profit growth was achieved by an improved mix, higher volumes and margins.

Profit in Ukraine was lower due to reduced volumes, although there were good performances from Kent and Vogue. In Hungary, profit was higher as a result of higher margins and reduced costs. Pall Mall grew but volumes were adversely impacted by a continuing total market decline and down-trading. In Poland, volumes and profits grew with good results from Vogue and Viceroy.

In **Asia-Pacific**, profit rose by £36 million to £531 million as good performances in Australasia and Pakistan, a benefit in the first quarter from the timing of an excise payment in South Korea and good results from many of its other markets, more than covered the reductions in Malaysia and Vietnam. Volumes at 137 billion were 4 per cent higher as strong increases in Pakistan and Bangladesh, were partially offset by declines in South Korea, Vietnam and Malaysia.

Profit grew strongly in Australia, with higher margins and market share due to good performances from Dunhill and Winfield, and despite increased competitor activity and lower volumes in a reduced total market. In New Zealand, profit increased as margins were higher, although market share was slightly down as a result of the growth of the low-price segment.

In Malaysia, a further excise tax increase depressed industry volumes. Market share was only marginally lower but profit was impacted by the lower volumes, adverse product mix, price competition and the contribution to a government sponsored leaf programme. In Vietnam, volumes were lower as a result of inventory adjustments leading to a decline in volumes and profit, although the market share of State Express 555 and Craven 'A' continued to grow.

South Korea's higher profit reflected the first quarter excise benefit and productivity gains. Volumes were only slightly down while the market was significantly lower, due to stocking by the trade before the excise increase. Dunhill continued to grow market share, while Vogue grew strongly after it was relaunched in August.

In Pakistan, profit was well ahead with lower costs and excellent volume growth by Gold Flake and John Player Gold Leaf, resulting in a higher market share and industry volume leadership. Volumes rose in Bangladesh but profit fell as down-trading continued and higher excise and the inflationary impact on costs were not recovered through higher prices. In Sri Lanka, good profit growth was achieved through lower costs, an improved product mix and higher volumes with strong performances by John Player Gold Leaf and Benson & Hedges.

In **Latin America**, profit increased by £82 million to £530 million as good performances across the region reflected higher volumes and margins, further helped by stronger currencies in many of the markets. Volumes at 149 billion increased slightly as growth in many markets was partly offset by declines in Mexico and Argentina.

In Brazil, profit increased strongly with improved margins and product mix, higher volumes and the strengthening of the real, partly offset by higher marketing investment and lower export leaf margins impacted by the currency appreciation. Volumes grew impressively, while anti-illicit trade initiatives reduced both counterfeit and contraband volumes.

Good profit growth in Mexico was driven by price increases, an improved product mix, lower costs and a stronger local currency, partly offset by lower volumes as the total market declined and market share fell in the low-price segment. In Argentina, profit was down as the benefit from price increases was offset by marketing investment, coupled with lower volumes due to a temporary excise tax advantage for local ultra low-price manufacturers. The volume loss has now been reversed with the launch of Viceroy.

In Chile, profit rose substantially with volumes and market share up, higher margins and a stronger currency. Venezuela's excellent profit growth was the result of increased margins and good market share gains, following a general recovery in consumer purchasing power and a reduction in illicit trade. An impressive profit increase in Peru was achieved through new marketing initiatives and a lower cost base, following the closure of manufacturing facilities. The Central America and Caribbean area showed strong profit growth as volumes and market shares increased, with margins benefiting from factory rationalisation.

Profit in the **Africa and Middle East** region grew by £74 million to £434 million, mainly driven by South Africa and reduced losses from Turkey. Volumes grew by 5 per cent to 103 billion with strong growth from the Middle East markets and Turkey.

In South Africa, good profit growth was achieved with higher margins, as well as a stronger currency. In addition, the product mix improved as Peter Stuyvesant continued its growth. These benefits were partially offset by lower volumes as the total legal market declined following further inroads from illicit trade. Market share in Nigeria increased strongly, as the Benson & Hedges and London brands maintained share growth while the authorities continued to address illicit trade.

Strong volume growth in Iran, mainly from Kent and Montana, resulted in increased profit. The Arabian Gulf markets increased profit as costs were reduced and volumes were higher.

Geographical expansion continued with investment in new markets but this had some adverse effect on profit. Turkey continued to progress despite further excise changes and price volatility. Volumes almost doubled, principally driven by the strong performance of Viceroy, while Pall Mall was relaunched. Tight cost control continued and, combined with the strong volume gains, resulted in significantly reduced losses.

On a 'like for like' basis, the **America-Pacific** regional profit declined by £54 million to £436 million, with lower contribution from both Canada and Japan. Increased volumes in Japan were more than offset by a decrease in Canada leading to an overall decline of 2 per cent. As the comparative period included the US tobacco businesses now merged with R.J. Reynolds and included in associates (see page 24), the reported regional volumes were 34 per cent lower at 45 billion and reported profit was £203 million down.

Profit from Canada was £24 million lower at £319 million. The volume decline, due to significant industry contraction and the continuing shift to low-price products, more than offset lower operating costs as a result of restructuring and the impact of the stronger Canadian dollar. The decline in total market share slowed and was down 2 share points at 56 per cent, as Imperial increased its share of the low-price segment. Premium segment share was only slightly down but this segment shrank 9 share points to 59 per cent of the total market.

In Japan, market share and volumes were up, with particularly strong growth by Kool and Kent, and there was a better product mix and lower costs. Profit, however, was affected by the non-recurrence of a benefit from a business reorganisation included in the prior year and costs associated with an age verification project for vending machines.

Unallocated costs
Corporate costs not directly attributable to individual segments were down £7 million to £96 million, due to lower costs and higher income.

The above regional profits were achieved before accounting for restructuring costs, investment costs written off and gains on the disposal of subsidiaries, joint ventures, non-current investments and brands (see pages 25 and 26).

Results of associates
The Group's share of the post tax results of associates increased by £266 million to £392 million, reflecting the inclusion of £244 million for Reynolds American following the transaction described on page 24. On a proforma US GAAP basis, as if the combination with Brown & Williamson had been completed as of 1 January 2004, Reynolds American reported that operating profit for the year increased by 35 per cent and net income rose by 29 per cent. These results demonstrate the success of the business combination. The higher income principally reflected improved pricing and merger synergies.

The Group's associate company in India, ITC, continued its strong volume growth, leading to an increased profit, assisted further by one-off items (see page 28).

Associates' volumes increased from 167 billion to 232 billion and, with the inclusion of these, total Group volumes would be 910 billion (2004: 853 billion).

The Directors will be recommending to the shareholders at the Annual General Meeting to be held on 27 April 2006, the payment on 4 May 2006 of a final dividend for the year of 33.0p per ordinary share of 25p.

Valid transfers received by the Registrar of the Company up to 10 March 2006 will be in time to rank for payment of this dividend. Ordinary shares go ex-dividend on 8 March 2006.

The following is a summary of the dividends declared for the years ended 31 December 2005 and 2004.

	2005		2004	
	pence per share	£m	pence per share	£m
(a) On ordinary shares:				
Interim 2005 paid 14 September 2005	14.0	293		
2004 paid 15 September 2004			12.7	271
Final 2005 payable 4 May 2006	33.0	684		
2004 paid 4 May 2005			29.2	617
	47.0	977	41.9	888
(b) On convertible redeemable preference shares:				
Amortisation of discount				8
				8

The amortisation of discount on preference shares reflects the difference between the share price at the date of the Rothmans transaction and the redemption price in June 2004, which was amortised over the period to the redemption date.

In accordance with IFRS, the proposed final dividend amounting to £684 million (2004: £617 million), payable on 4 May 2006, will be recognised in the Group accounts for the year ending 31 December 2006. For the year ended 31 December 2005, the accounts include the final dividend paid in respect of the year ended 31 December 2004, amounting to £617 million and the interim dividend amounting to £293 million, paid on 14 September 2005. For the year ended 31 December 2004, the accounts include the final dividend paid in respect of the year ended 31 December 2003, amounting to £552 million and the 2004 interim dividends amounting to £271 million, together with the final dividend of £33 million and amortisation of discount of £8 million in respect of the convertible redeemable preference shares.

For the year ended 31 December

	2005 £m	2004 £m
Gross turnover (including duty, excise and other taxes of £14,659 million (2004: £21,065 million))	23,984	31,833
Revenue	9,325	10,768
Raw materials and consumables used	(2,760)	(2,670)
Purchase of finished goods by distribution business	-	(1,086)
Changes in inventories of finished goods and work in progress	(2)	4
Employee benefit costs	(1,557)	(1,686)
Depreciation and amortisation costs	(383)	(375)
Other operating income	179	1,595
Other operating expenses	(2,382)	(2,790)
Profit from operations	2,420	3,760
after (charging)/crediting:		
restructuring costs	(271)	(206)
investment costs written off		(50)
gains on disposal of subsidiaries, joint ventures, non-current investments and brands	72	1,427
Finance income	118	112
Finance costs	(342)	(368)
Net finance costs	(224)	(256)
Share of post tax results of associates and joint ventures	392	126
after (charging)/crediting:		
restructuring costs	(13)	(63)
US Federal tobacco buy-out	(12)	
brand impairments	(29)	(49)
exceptional tax credits and other impairments	57	49
Profit before taxation	2,588	3,630
Taxation	(690)	(673)
Profit for the year	1,898	2,957
Attributable to:		
Shareholders' equity	1,771	2,827
Minority interests	127	130
Earnings per share		
Basic	84.53p	133.43p
Diluted	83.85p	131.12p

See notes on pages 20 to 43.

GROUP STATEMENT OF CHANGES IN TOTAL EQUITY

For the year ended 31 December

	2005 £m	2004 £m
Differences on exchange	421	54
Cash flow hedges		
net fair value gains	17	
reclassified and reported in net profit	38	
reclassified as basis adjustments	3	
Available-for-sale investments		
net fair value losses	(1)	
reclassified and reported in net profit	1	
Net investment hedges		
net fair value losses	(52)	
Tax on items recognised directly in equity	(41)	(12)
Net gains recognised directly in equity	386	42
Profit for the year *page 11*	1,898	2,957
Total recognised income for the year	2,284	2,999
- shareholders' equity	2,128	2,879
- minority interests	156	120
Employee share options		
- value of employee services	42	32
- proceeds from shares issued	30	36
Dividends and other appropriations		
- ordinary shares	(910)	(823)
- convertible redeemable preference shares		(33)
- amortisation of discount on preference shares		(8)
- to minority interests	(112)	(145)
Purchase of own shares		
- held in Employee Share Ownership Trusts	(48)	(76)
- share buy-back programme	(501)	(492)
Other movements	17	8
	802	1,498
Balance 1 January	6,117	4,619
Change in accounting policy *page 20*	(42)	
Balance 31 December	6,877	6,117

See notes on pages 20 to 43.

At 31 December

	2005 £m	2004 £m
Assets		
Intangible assets	7,987	7,700
Property, plant and equipment	2,327	2,162
Investments in associates and joint ventures	2,193	1,717
Retirement benefit assets	35	16
Deferred tax assets	290	246
Trade and other receivables	197	188
Available-for-sale investments	27	14
Derivative financial instruments	87	52
Total non-current assets	13,143	12,095
Inventories	2,274	2,143
Income tax receivable	81	51
Trade and other receivables	1,577	1,422
Available-for-sale investments	96	86
Derivative financial instruments	86	127
Cash and cash equivalents	1,790	1,851
Total current assets	5,904	5,680
Total assets	19,047	17,775

See notes on pages 20 to 43.

At 31 December

	2005 £m	2004 £m
Capital and reserves		
Shareholders' funds	6,630	5,919
after deducting cost of own shares held in Employee Share Ownership Trusts	(182)	(190)
Minority interests	247	198
Total equity	6,877	6,117
Liabilities		
Borrowings	5,054	6,049
Retirement benefit liabilities	543	548
Deferred tax liabilities	277	233
Other provisions for liabilities and charges	261	213
Trade and other payables	180	144
Derivative financial instruments	19	31
Total non-current liabilities	6,334	7,218
Borrowings	2,202	1,139
Income tax payable	374	352
Other provisions for liabilities and charges	234	228
Trade and other payables	2,883	2,682
Derivative financial instruments	143	39
Total current liabilities	5,836	4,440
Total equity and liabilities	19,047	17,775

See notes on pages 20 to 43.

For the year ended 31 December

	2005 £m	2004 £m
Cash generated from operations	2,893	2,602
Dividends received from associates	193	81
Taxation	(762)	(703)
Net cash from operating activities	2,324	1,980
Interest and dividends received	110	106
Purchase of property, plant and equipment	(381)	(303)
Proceeds on disposal of property, plant and equipment	41	27
Purchases and sales of intangible assets	36	(30)
Purchases and sales of investments	22	80
Purchases and sales of subsidiaries	(25)	203
Purchase of associates	(95)	
Reynolds American transaction		(112)
Net cash from investing activities	(292)	(29)
Interest paid	(371)	(351)
Payment of finance lease obligations	(45)	(29)
Proceeds from issue of shares and exercise of options	30	36
Proceeds from increases in and new borrowings	742	902
Movements relating to derivative financial instruments	(33)	76
Purchases of own shares	(549)	(568)
Reductions in and repayments of borrowings	(878)	(1,280)
Dividends paid	(1,043)	(979)
Net cash from financing activities	(2,147)	(2,193)
Net cash from operating, investing and financing activities	(115)	(242)
Differences on exchange	49	(87)
Decrease in net cash and cash equivalents in the year	(66)	(329)
Net cash and cash equivalents at 1 January	1,730	2,059
Net cash and cash equivalents at 31 December	1,664	1,730

See notes on pages 20 to 43.

With effect from 1 January 2005, the Group has changed its regional structure, with South Korea included in Asia-Pacific rather than the America-Pacific region and the 2004 comparatives have been adjusted accordingly.

For the year ended 31 December

Volume	31.12.05 bns	31.12.04 bns
Europe	244.0	240.2
Asia-Pacific	137.1	131.7
Latin America	149.3	147.6
Africa and Middle East	102.6	97.6
America-Pacific	45.0	68.4
	678.0	685.5

Revenue	31.12.05			31.12.04		
	External £m	Inter Segment £m	Revenue £m	External £m	Inter Segment £m	Revenue £m
Europe	3,456	569	4,025	4,410	637	5,047
Asia-Pacific	1,646	3	1,649	1,489	1	1,490
Latin America	1,541	4	1,545	1,260	9	1,269
Africa and Middle East	964	34	998	853	2	855
America-Pacific	1,108	-	1,108	2,072	35	2,107
Revenue	8,715	610	9,325	10,084	684	10,768

The analysis for revenue is based on location of manufacture and figures based on location of sales would be as follows:

	31.12.05	31.12.04
Europe	3,497	4,452
Asia-Pacific	1,758	1,629
Latin America	1,555	1,273
Africa and Middle East	1,405	1,339
America-Pacific	1,110	2,075
	9,325	10,768

Profit from operations

	31.12.05 Segment result £m	31.12.05 Adjusted Segment result* £m	31.12.04 Segment result £m	31.12.04 Adjusted Segment result* £m
Europe	696	784	591	750
Asia-Pacific	517	531	467	495
Latin America	524	530	438	448
Africa and Middle East	425	434	357	360
America-Pacific	354	436	2,010	639
	2,516	2,715	3,863	2,692
Unallocated costs	(96)	(96)	(103)	(103)
	2,420	2,619	3,760	2,589

*Excluding restructuring costs, investment costs written off and gains on disposal of subsidiaries, joint ventures, non-current investments and brands.

The segmental analysis of the **Group's share of post tax results of associates and joint ventures** is as follows:

	31.12.05 Segment result £m	31.12.05 Adjusted Segment result* £m	31.12.04 Segment result £m	31.12.04 Adjusted Segment result* £m
Europe	39	39	38	38
Asia-Pacific	107	81	67	67
Africa and Middle East	2	2	1	1
America-Pacific	244	267	20	83
	392	389	126	189

*Excluding restructuring costs, US Federal tobacco buy-out, brand impairments and exceptional tax credits and other impairments.

As explained under net finance costs on page 27, the Group has revised the basis for calculating adjusted diluted earnings per share, and as explained on page 21, certain exchange differences are now required to be reflected in equity movements. The quarterly analyses as shown below have been restated to reflect these changes.

	3 months to			
	31.3.05	30.6.05	30.9.05	31.12.05
	£m	£m	£m	£m
Europe	181	198	237	168
Asia-Pacific	126	133	159	113
Latin America	115	124	139	152
Africa and Middle East	97	103	108	126
America-Pacific	88	118	121	109
	607	676	764	668
Unallocated costs	(25)	(31)	(16)	(24)
	582	645	748	644
Restructuring costs		(42)	(100)	(129)
Gains on disposal of subsidiaries, joint ventures and brands		68		4
Profit from operations	582	671	648	519
Net finance costs	(44)	(55)	(58)	(67)
Share of post tax results of associates and joint ventures	88	108	81	115
Profit before taxation	626	724	671	567
Taxation	(166)	(187)	(194)	(143)
Profit for the period	460	537	477	424
Earnings per share - basic	20.35p	23.98p	21.26p	18.94p
- adjusted diluted	19.26p	21.59p	25.79p	22.70p

	3 months to 31.3.04 £m	30.6.04 £m	30.9.04 £m	31.12.04 £m
Europe	151	190	233	176
Asia-Pacific	113	126	138	118
Latin America	94	108	123	123
Africa and Middle East	82	85	92	101
America-Pacific	188	192	139	120
	628	701	725	638
Unallocated costs	(19)	(23)	(33)	(28)
	609	678	692	610
Restructuring costs	(5)	(36)	(9)	(156)
Investment costs written off				(50)
Gains on disposal of subsidiaries and non-current investments			1,392	35
Profit from operations	604	642	2,075	439
Net finance costs	(56)	(80)	(66)	(54)
Share of post tax results of associates and joint ventures	25	27	45	29
Profit before taxation	573	589	2,054	414
Taxation	(197)	(188)	(195)	(93)
Profit for the period	376	401	1,859	321
Earnings per share - basic	16.55p	15.97p	87.22p	13.69p
- adjusted diluted	15.68p	18.51p	21.11p	21.32p

The financial information has been extracted from the audited financial statements for the year ended 31 December 2005.

Prior to 2005, the Group prepared its audited annual financial statements and unaudited quarterly results under UK Generally Accepted Accounting Principles (UK GAAP). From 1 January 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and implemented in the UK. As the 2005 annual financial statements include comparatives for 2004, the Group's date of transition to IFRS under IFRS1 (First time adoption of IFRS) is 1 January 2004 and the 2004 comparatives have been restated to IFRS. However, in preparing the comparative figures for 2004, the Group has chosen to utilise the IFRS1 exemption from the requirement to restate comparative information for IAS32 and IAS39 on financial instruments.

The Group results for the year ended 31 December 2005 have been prepared under the historical cost convention, except in respect of certain financial instruments.

As noted above, IAS32 and IAS39 on financial instruments have been applied from 1 January 2005 and the changes to the balance sheet as at 1 January 2005 principally reflect:

(a) The measurement of available-for-sale investments at fair value.
(b) The reclassification of interest accruals to form part of the carrying value of the related asset or liability.
(c) The measurement of all derivative financial instruments at fair value.
(d) Derecognition of deferred losses on derivatives.

At 1 January 2005, these changes resulted in increases in total assets of £71 million (derivatives £113 million, trade and other receivables £(71) million, available-for-sale investments £16 million, deferred tax £10 million and cash and cash equivalents £3 million) and total liabilities of £113 million (borrowings £188 million, trade and other payables £(170) million, derivatives £92 million and deferred tax £3 million). The increase in borrowings reflects the inclusion of interest accruals, previously shown as creditors under UK GAAP, and adjustments to the carrying value of borrowings where there is a fair value hedge.

Consequently, total equity on 1 January 2005 was £42 million lower, comprising £58 million after tax for recognition of derivative financial instruments and derecognition of deferred losses on derivatives, less £16 million in respect of revaluing available-for-sale investments. The £58 million change is reflected in equity through a £44 million reduction in retained earnings and a cash flow hedging reserve of £26 million, partly offset by a £12 million increase in currency translation reserves. The impact on the results for the year ended 31 December 2005, is set out in net finance costs on page 26.

To explain how the Group's reported performance and financial position are affected by this change, the Report and Accounts for the year ended 31 December 2004 set out on pages 75 to 84 a comparison of key figures under UK GAAP for 2004, with unaudited restated IFRS results and an explanation of the principal differences between UK GAAP and IFRS, together with the accounting policies to be used under IFRS.

In December 2005, the International Accounting Standards Board issued both a clarification on and an amendment to IAS21 on foreign exchange rates. The clarification is immediately applicable for reported results. This states that inter company balances between any subsidiary (which may itself be a foreign subsidiary) and a foreign subsidiary may form part of the Group's investment in that foreign subsidiary and therefore, subject to certain other tests, the exchange differences on these balances can be taken to equity rather than net finance costs in the income statement. Previously only balances between certain companies qualified for this treatment. The summary on page 22 of the effect of IFRS and the quarterly results on pages 18 and 19 have been adjusted accordingly and net finance costs have increased/(decreased) by:

			3 months to			
31.3.04	30.6.04	30.9.04	31.12.04	31.3.05	30.6.05	30.9.05
£m	£m	£m	£m	£m	£m	£m
2	(5)	1	4	(2)	5	-

The amendment to IAS21 will allow inter company balances that form part of a reporting entity's net investment in a foreign operation to be denominated in a currency other than the functional currency of either the ultimate parent or the foreign operation itself. This will mean that certain exchange differences currently taken to the income statement will instead be reflected directly in changes in total equity. However, this amendment is not applicable for Group reporting until it is endorsed by the European Union but, as this is expected in 2006, it has been allowed for in the adjusted earnings per share calculation (page 29).

The effect of the change to IFRS on the balance sheet as at 31 December 2004 was as follows:

	Assets £m	Liabilities £m	Minorities £m	Shareholders' funds £m
UK GAAP	17,676	12,260	196	5,220
Post retirement benefits	(460)	(224)	1	(237)
Deferred taxation		65		(65)
Dividends		(617)		617
Share schemes		8		(8)
Goodwill	473			473
Other	86	166	1	(81)
IFRS	17,775	11,658	198	5,919

The effect of the change to IFRS on the profit for the year ended 31 December 2004 was as follows:

	£m
UK GAAP	1,224
Post retirement benefits	29
Deferred taxation	(7)
Share schemes	(5)
Goodwill	491
Disposal of subsidiaries	1,262
Associated companies	(42)
Other	5
IFRS	2,957

The basis for the adjustments above, together with the implications for the balance sheets as at 1 January 2004 and 31 December 2004 and the profit for the year ended 31 December 2004, are as explained on pages 75 to 79 of the Report and Accounts for the year ended 31 December 2004. The 'other' adjustments to the balance sheet above mainly reflect a £84 million decrease in the carrying value of associate companies and the separate disclosure of the book value of derivatives in respect of borrowings and short term deposits as described on page 76 of the 2004 Report and Accounts.

On 7 June 1999, the Company issued 241,734,651 convertible redeemable preference shares (CRPS) of 25p each to R&R Holdings SA as part consideration for the acquisition of the issued share capital of Rothmans International B.V. Subsequently, in accordance with the terms of the CRPS, 50 per cent of the CRPS was redeemed for cash on 7 June 2000 and the remaining 50 per cent was converted into the same number of ordinary shares on 3 June 2004.

The amortisation of discount on preference shares referred to on page 12, reflects the difference between the share price at the date of the Rothmans transaction and the redemption price, which was being amortised over the period to the redemption date.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associated companies have been translated to sterling as follows:

The income and cash flow statements have been translated at the average rates for the respective periods. Assets and liabilities have been translated at the relevant period end rates. For high inflation countries, the local currency results are adjusted for the impact of inflation prior to translation to sterling at closing exchange rates.

The principal exchange rates used were as follows:

	Average		Closing	
	2005	2004	2005	2004
US dollar	1.819	1.830	1.717	1.920
Canadian dollar	2.206	2.384	2.005	2.300
Euro	1.463	1.475	1.455	1.413
South African rand	11.574	11.821	10.889	10.816

The growth in profit from operations benefited by £92 million as sterling average rates were generally weaker in 2005.

CHANGES IN THE GROUP

On 23 December 2003, the Group completed the acquisition of Ente Tabacchi Italiani S.p.A. (ETI), Italy's state tobacco company. On 29 December 2004, the Group sold Etinera S.p.A., the distribution business of the Italian subsidiary, for €590 million. After allocating the relevant portion of the goodwill on the ETI acquisition to Etinera, there was no gain on the disposal. It is estimated that Etinera contributed £1,113 million of revenue and £42 million of operating profit to the Group results for the year ended 31 December 2004.

In the year, following the sale of Etinera, volumes and profits in Italy benefited by 2 billion and £12 million respectively from a change in the terms of trade with Etinera, but around 50 per cent of this is expected to reverse over time.

The Group announced on 27 October 2003, and completed on 30 July 2004, the agreement to combine Brown & Williamson's (B&W) US domestic businesses with R.J. Reynolds (RJR) under Reynolds American Inc., a new holding company 58 per cent owned by RJR shareholders and 42 per cent by the Group, through B&W. The Group also sold Lane to Reynolds American for US$400 million in cash. This transaction gave rise to goodwill relating to the Group's investment in Reynolds American Inc. and a gain on the partial disposal of the US domestic businesses. The goodwill on the transaction was £1,285 million, with a gain on the partial disposal of £1,389 million included in the profit from operations for the year ended 31 December 2004.

The Group consolidated the results of B&W and Lane for the seven months to the end of July 2004, and from that date Reynolds American Inc. was accounted for as an associated company. In the year ended 31 December 2005, the Group's share of Reynolds American post tax profit was £244 million (£267 million excluding exceptional items). In the year to 31 December 2004, B&W and Lane contributed £960 million of revenue and £149 million of operating profit through to the end of July, while the Group's share of Reynolds American post tax profit was £20 million (£83 million excluding exceptional items) for the subsequent five months.

The table below shows 'like for like' operating profit after excluding restructuring costs, investment costs written off and gains on disposal of subsidiaries, joint ventures, non-current investments and brands, as well as the B&W, Lane and Etinera operating profit with the resultant change in terms of trade in Italy. On this basis, the operating profit for 2005 of £2,607 million, would represent growth of 9 per cent or 5 per cent at constant rates of exchange.

	2005	2004
	£m	£m
Profit from operations (page 11)	2,420	3,760
Exceptional items (page 11)	199	(1,171)
B&W and Lane		(149)
Etinera	(12)	(42)
	2,607	2,398

The Group ceased to be the controlling company of British American Racing (Holdings) Ltd. (BAR) on 8 December 2004 when BAR went into administration. The Group consequently ceased to consolidate BAR from that date. On 7 January 2005, BARH Ltd, a newly formed joint venture between British American Tobacco and Honda Motor Co. Ltd., acquired the BAR business. On 4 October 2005, the Group announced that it agreed the sale of its 55 per cent shareholding in BARH to Honda and the sale was completed on 20 December 2005. For the period 7 January 2005 to 20 December 2005, BARH has been equity accounted, reflecting shared control with Honda.

On 21 October 2005, the Group announced the exercise of its pre-emption rights over shares in STK, its Danish associate company, and the transaction was completed on 12 December 2005. This increased the Group's holding from 26.6 per cent to 32.3 per cent at a cost of £95 million, resulting in goodwill of £69 million.

On 25 November 2005, the Group acquired Restomat AG, the largest operator of cigarette vending machines in Switzerland, at a cost of £25 million, resulting in goodwill of £7 million.

RESTRUCTURING COSTS

During 2003, the Group commenced a detailed review of its manufacturing operations and organisational structure, including the initiative to reduce overheads and indirect costs. During 2004, announcements were made principally in respect of a reorganisation of the Group's business in Germany, the closing and downsizing of some factories and the integration of the Smoking Tobacco and Cigars operations with the cigarette businesses in Europe and the UK. The profit from operations for the year ended 31 December 2004 included a charge for restructurings of £206 million.

Manufacturing rationalisation continued in 2005. Following the announcement in June that part of the UK production would be transferred overseas, in July, the Group announced that its operating companies in the UK and Ireland were initiating consultations on proposals to cease manufacture and transfer production elsewhere, and these consultations were successfully concluded in 2005.

On 20 October 2005, Imperial Tobacco Canada announced that it had decided to close its cigarette factory in Guelph, Ontario, and its fine cut/roll-your-own and leaf processing operations in Aylmer, Ontario. This will create restructuring charges of approximately £145 million, with £82 million taken during the year ended 31 December 2005 and the majority of the remaining costs expected to be charged in 2006.

The total restructuring costs of £271 million for the year ended 31 December 2005 principally comprise fixed asset impairment charges and staff costs in respect of the above operations, as well as a number of other smaller restructurings and factory closures.

Considering the uncertainty of the timetable and the significant hurdles in establishing a major strategic investment in China, in 2004, the Group decided to write off £50 million reflecting all costs previously capitalised in reaching that stage of the project.

GAINS ON DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, NON-CURRENT INVESTMENTS AND BRANDS

In the year ended 31 December 2004, a gain of £1,389 million on the partial disposal of the US domestic business arose from the agreement to combine Brown & Williamson with R.J. Reynolds. There was no gain on the disposal of Etinera, as described on pages 23 and 24.

In 2004, the Group also sold two non-current asset investments, its 20 per cent stake in Lakson Tobacco Company in Pakistan and Bolloré Investissement S.A. in France. The total proceeds were £66 million, resulting in a gain on disposal of £38 million included in other operating income in the profit from operations.

In April 2005, the Group sold to Gallaher Group plc its Benson & Hedges and Silk Cut trademarks in Malta and Cyprus, together with the Silk Cut trademark in Lithuania, resulting in a gain on disposal of £68 million included in other operating income in the profit from operations. The transactions are in accordance with contracts of 1993 and 1994 in which Gallaher agreed to acquire these trademarks in European Union states and the recent accession of Malta, Cyprus and Lithuania necessitated the sale.

The transactions in respect of British American Racing described on page 25 resulted in a gain of £5 million which is included in other operating income in the profit from operations.

NET FINANCE COSTS

Net finance costs comprise:

		Year to	
		31.12.05 £m	31.12.04 £m
Finance costs		(342)	(368)
Finance income		118	112
		(224)	(256)
Comprising:			
Interest payable		(373)	(371)
Interest and dividend income		106	115
Fair value changes - derivatives	(218)		
Exchange differences	261		
		43	---
		(224)	(256)

Net finance costs at £224 million were £32 million lower than last year, principally reflecting the impact of derivatives and exchange differences accounted for under IFRS as described in (a) and (c) below, together with the benefit of the Group's improved cash flow.

The £43 million net gain (2004: £ nil million) of fair value changes and exchange differences reflects:

(a) IAS39 requires all derivatives to be recognised at fair value in the accounts. This results in a £18 million benefit in the year on applying fair values to derivatives which do not qualify for hedge accounting under IAS39. However, this is principally in respect of long term structural swaps as part of the Group's treasury management. While valuations under IAS39 will be subject to volatility over time, the intention is to hold the swaps to maturity.

(b) £4 million gain related to swaps where the corresponding amounts in 2004 were included in interest payable.

(c) £21 million gain principally reflecting exchange differences which were included in reserve movements under UK GAAP.

As noted above, IFRS requires fair value changes for derivatives, which do not meet the tests for hedge accounting under IAS39, to be included in the income statement. In addition, certain exchange differences included in reserve movements under UK GAAP, are required to be included in the income statement under current IFRS. As both these items are particularly subject to exchange rate movements in a period, they can be a volatile element of reported income, and especially of net finance costs, and one which does not always reflect an economic gain or loss for the Group. In the quarterly results during 2005, the Group noted that it was reviewing the appropriate treatment of these in the adjusted earnings per share calculations. The Group has now decided that, in calculating the adjusted earnings per share, it is appropriate to exclude:

(a) £8 million gain relating to derivatives for which hedge accounting was obtained during 2005.

(b) £11 million gain relating to exchange gains in net finance costs where there is a compensating exchange loss reflected in differences in exchange taken directly to changes in total equity.

(c) £4 million gain (2004: £4 million loss) relating to exchange in net finance costs which, when the revised IAS21 on foreign exchange rates is endorsed by the EU as expected in 2006, will be taken directly to changes in total equity (see page 21).

The Group's interest cover was distorted by the impact of the exceptional items, shown in the adjusted earnings per share calculations (page 30), on the profit before taxation. On an adjusted basis, interest cover based on profit before interest payable over interest payable was 8.8x (2004 7.9x) reflecting the increase in underlying profit.

ASSOCIATES

The share of post tax results of associates for the year ended 31 December 2005 is after restructuring costs, the US Federal tobacco buy-out, exceptional tax credits and impairment of brands and non-current investments.

Following the combination of Brown & Williamson with R.J. Reynolds as described on page 24, the new company, Reynolds American, incurred restructuring costs in integrating the two businesses. In 2004, the Group's share of these amounted to £63 million (net of tax), mainly in relation to asset write downs and staff costs. The contribution from Reynolds American also included a £49 million (net of tax) impairment charge following the implementation of a review of brand strategies resulting from the combination of R.J. Reynolds and Brown & Williamson and a £49 million exceptional tax credit arising from tax recoveries. In the year ended 31 December 2005, Reynolds American incurred further restructuring costs and a one-off charge related to the stabilisation inventory pool losses associated with the US tobacco quota buy-out programme. The Group's share of these amounted to £13 million and £12 million respectively. In addition, in the fourth quarter of 2005, Reynolds American benefited from the favourable resolution of tax matters of which the Group's share was £31 million, and also modified the previously anticipated level of support between certain brands and the projected net sales of certain brands resulting in a brand impairment charge of which the Group's share amounted to £29 million net of tax.

In the year to 31 December 2005, the contribution from ITC in India included a benefit of £26 million (net of tax), principally related to the write back of provisions for taxes partly offset by the impairment of a non-current investment.

The tax rate for associates, adjusted to remove exceptional items and as reflected in the adjusted earnings per share shown below, was 35.1 per cent in 2005 (2004: 34.6 per cent). The increase reflects the inclusion of a full year of the results for Reynolds American.

	Year to 31.12.05 £m	31.12.04 £m
UK corporation tax	42	-
Overseas tax	705	662
Adjustments in respect of prior periods	(12)	(66)
Current tax	735	596
Deferred tax	(45)	77
	690	673

The tax rates in the income statement of 26.7 per cent in 2005 and 18.5 per cent in 2004, are affected by the inclusion of the share of associates' post tax profit in the Group's pre-tax results and the significant gain on the Reynolds American transaction in 2004. The underlying tax rate for subsidiaries, adjusted to remove distortions as reflected in the adjusted earnings per share below, was 31.4 per cent in 2005 and 31.7 per cent in 2004, and the decrease reflects changes in the mix of profits. The UK corporation tax charge of £42 million is reduced to nil by an equal and opposite deferred tax credit of £42 million and will not result in the payment of any UK tax.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders, after deducting the amortisation of discount in 2004 on the convertible redeemable preference shares, and the average number of ordinary shares in issue during the year (excluding shares held to satisfy the Group's employee share schemes).

For the calculation of the diluted earnings per share, the average number of shares reflects the potential dilutive effect of employee share schemes and, up to their redemption on 3 June 2004, the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to deducting the amortisation of discount on the convertible redeemable preference shares.

The earnings per share are based on:

	31.12.05 Earnings £m	Shares m	31.12.04 Earnings £m	Shares m
Basic	1,771	2,095	2,786	2,088
Diluted	1,771	2,112	2,827	2,156

The earnings have been distorted by exceptional items, together with certain distortions to net finance costs under IFRS (see page 27), and to illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share Year to	
	31.12.05 pence	31.12.04 pence
Unadjusted earnings per share	83.85	131.12
Effect of restructuring costs	10.13	6.40
Investment costs written off		2.32
Effect of disposal of subsidiaries, joint ventures, non-current investments and brands	(3.41)	(66.33)
Effect of associates restructuring costs, US Federal tobacco buy-out, brand impairments, exceptional tax credits and other impairments	(0.14)	2.92
Net finance cost adjustments	(1.09)	0.19
Adjusted earnings per share	89.34	76.62
Adjusted earnings per share are based on		
- adjusted earnings (£m)	1,887	1,652
- shares (m)	2,112	2,156

Similar types of adjustments would apply to basic earnings per share. For the year to 31 December 2005, basic earnings per share on an adjusted basis would be 90.06p (2004: 77.16p) compared to unadjusted amounts of 84.53p (2004: 133.43p).

The IFRS cash flow includes all transactions affecting cash and cash equivalents, including financing. The alternative cash flow below is presented to illustrate the cash flows before transactions relating to borrowings.

	2005 £m	2004 £m
Net cash from operating activities before restructuring costs	2,467	2,194
Restructuring costs	(143)	(214)
Net cash from operating activities (page 15)	2,324	1,980
Net interest	(231)	(215)
Net capital expenditure	(378)	(306)
Dividends to minority interests	(133)	(123)
Free cash flow	1,582	1,336
Dividends paid to shareholders	(910)	(856)
Share buy-back	(501)	(492)
Other net flows	(49)	109
Net cash flows	122	97

The Group's net cash flow from operating activities at £2,324 million was £344 million higher, with the growth in underlying operating performance. Cash flows also benefited from timing of working capital, while, with £112 million additional dividends from associates following the Reynolds American transaction, the disposals of subsidiaries in 2004 did not materially affect operating flows. The reduced restructuring flows were offset by a £59 million rise in tax outflows reflecting higher profits and the timing of payments. After higher net interest, net capital expenditure and dividends paid to minorities, the free cash flow is £1,582 million, up £246 million on 2004. This inflow exceeds the total cash outlay on dividends to shareholders and share buy-back by £171 million.

The other net flows in 2005 mainly arise from the acquisition of further shares in the Group's Danish associate and the acquisition of Restomat AG in Switzerland, partly offset by the proceeds of the brand sale to Gallaher. The other net flows in 2004 principally reflect the sale of Etinera in Italy and the disposal of non-current investments, partly offset by the outflow in respect of the Reynolds American transaction.

The above flows resulted in net cash flows of £122 million compared to £97 million in 2004. After taking account of transactions related to borrowings, especially the net repayment of borrowings, the above flows resulted in a net decrease of cash and cash equivalents of £115 million compared to a net decrease of £242 million in 2004, as shown in the IFRS cash flow on page 15.

These cash flows, after an exchange benefit of £49 million, resulted in cash and cash equivalents, net of overdrafts, decreasing by £66 million in 2005.

Borrowings, excluding overdrafts but taking into account derivatives relating to borrowings, were £6,985 million at 31 December 2004. The adoption of IAS32 and IAS39 on financial instruments from 1 January 2005, resulted in a £121 million increase in this figure to £7,106 million principally due to the reclassification of interest accruals to borrowings from elsewhere in the balance sheet. The marginal increase in this figure during the year to £7,113 million at 31 December 2005, principally reflected a net repayment of borrowings of £136 million offset by the impact of exchange.

Current available-for-sale investments at 31 December 2005 were £96 million (31 December 2004: £86 million).

a) Cash generated from operations (page 15)

	Year to 31.12.05 £m	Year to 31.12.04 £m
Profit before taxation	2,588	3,630
Share of post tax results of associates and joint ventures	(392)	(126)
Net finance costs	224	256
Gains on disposal of subsidiaries, joint ventures, non-current investments and brands	(72)	(1,427)
Depreciation and impairment of property, plant and equipment	348	332
Amortisation of intangible assets	35	43
(Increase)/decrease in inventories	(28)	45
(Increase)/decrease in trade and other receivables	(178)	52
Increase/(decrease) in trade and other payables	326	(30)
(Decrease) in net retirement benefit liabilities	(52)	(93)
Increase/(decrease) in other provisions for liabilities and charges	61	(96)
Other	33	16
	2,893	2,602

b) IFRS Investing and financing activities

The investing and financing activities in the IFRS cash flows on page 15 include the following items:

Interest and dividends received include dividends received of £1 million (2004: £4 million).

Purchases and sales of intangible assets include £74 million of sales proceeds for the year to 31 December 2005 mainly from the brands sale explained on page 26.

Purchases and sales of investments (which comprise available-for-sale investments and loans and receivables) include movements on current investments of £7 million for the year to 31 December 2005 (31 December 2004: £22 million) and £15 million sales proceeds of non-current investments for the year to 31 December 2005 (31 December 2004: £70 million sales proceeds less purchases of £12 million).

Purchases and sales of subsidiaries for the year to 31 December 2005 principally reflect the acquisition of Restomat. The inflow for the year to 31 December 2004 principally reflects the sale of Etinera and is net of £3 million for the purchase of subsidiaries.

During the year to 31 December 2005, a US$400 million Eurobond, Euro 300 million floating rate notes and a Deutschmark 500 million Eurobond were repaid and a Euro 750 million Eurobond with a 2012 maturity was issued.

The movement relating to derivative financial instruments is in respect of derivatives taken out to hedge cash and cash equivalents and external borrowings, derivatives taken out to hedge inter company loans and derivatives treated as net investment hedges. Derivatives taken out as cash flow hedges in respect of financing activities are also included in the movement relating to derivative financial instruments, while other such derivatives in respect of operating and investing activities are reflected along with the underlying transactions.

Purchases of own shares include the buy-back programme as described on page 43, together with purchases of shares held in employee share schemes of £48 million in 2005 (2004: £76 million).

Dividends paid for the year to 31 December 2005 include £910 million of dividends to Group shareholders and £133 million to minority shareholders (2004: £856 million and £123 million respectively).

c) Net cash and cash equivalents in the cash flow statement comprise:

	31.12.05	1.1.05 (IAS39)	31.12.04
		£m	£m
Cash and cash equivalents per balance sheet	1,790	1,854	1,851
Less accrued interest		(3)	
Overdrafts	(126)	(121)	(121)
	1,664	1,730	1,730

	31.12.05 £m	31.12.04 £m
Share capital	524	535
Share premium account	43	37
Capital redemption reserves	83	72
Merger reserves	3,748	3,748
Translation reserve	386	52
Hedging reserve	10	
Available-for-sale reserve	15	
Other reserves	573	573
Retained earnings	1,248	902
after deducting: cost of own shares held in Employee Share Ownership Trusts	(182)	(190)
Total shareholders' funds	6,630	5,919
Minority interests	247	198
	6,877	6,117

The hedging reserve balance reflects the adjustment on transition to IAS39 of £(26) million and £36 million of changes in the year ended 31 December 2005, comprising net fair value gains of £17 million, £38 million reclassified and reported in net profit, £3 million reclassified as basis adjustments less £22 million of related taxation.

Total equity was £760 million higher at £6,877 million. This reflected the profit retained after payment of dividends, which more than offset the impact of the share buy-back programme. In addition, exchange movements had a £421 million positive impact reflecting the general weakness of sterling. The adoption of IAS32 and IAS39 for financial instruments from 1 January 2005, required an adjustment which reduced total equity at that date by £42 million.

CONTINGENT LIABILITIES

There are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Product liability litigation

Group companies, notably Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) ('B&W'), as well as other leading cigarette manufacturers, are defendants, principally in the US, in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

Indemnity

On 30 July 2004, B&W completed transactions combining its US tobacco business assets, liabilities and operations with R.J. Reynolds Tobacco Company. A new company called R.J. Reynolds Tobacco Company ('RJRT') was created as a result of the combination transactions. These transactions (the "Business Combination") were accomplished through a publicly traded holding company Reynolds American Inc. ('RAI'), which is the indirect parent corporation of RJRT. The Group, through B&W, owns approximately 42 per cent of the outstanding common stock of RAI. As a result of the Business Combination: (a) B&W discontinued the active conduct of any tobacco business in the US; (b) B&W contributed to RJRT all of its assets other than the capital stock of certain subsidiaries engaged in non-US businesses and other limited categories of assets; (c) RJRT assumed all liabilities of B&W (except liabilities to the extent relating to businesses and assets not contributed by B&W to RJRT and other limited categories of liabilities) and contributed subsidiaries or otherwise to the extent related to B&W's tobacco business as conducted in the US on or prior to 30 July 2004; and, (d) RJRT agreed to indemnify B&W and each of its affiliates (other than RAI and its subsidiaries) against, among other matters, all losses, liabilities, damages, expenses, judgments, attorneys' fees, etc, to the extent relating to or arising from such assumed liabilities or the assets contributed by B&W to RJRT (the 'RJRT Indemnification'). The scope of the RJRT Indemnification includes all expenses and contingent liabilities in connection with litigation to the extent relating to or arising from B&W's US tobacco business as conducted on or prior to 30 July 2004, including smoking and health tobacco litigation, whether the litigation is commenced before or after 30 July 2004 (the 'tobacco litigation').

Pursuant to the terms of the RJRT Indemnification, RJRT is liable for any possible judgments, the posting of appeal bonds or security, and all other expenses of and responsibility for managing the defence of the tobacco litigation. RJRT has assumed control of the defence of the tobacco litigation involving B&W and RJRT is also a party in most (but not all) of the same cases. Accordingly, RJRT uses or plans to use the same law firm or firms to represent both B&W and RJRT in any single or similar case (except in certain limited circumstances) as RJRT's interests are typically aligned with B&W's interests, and RJRT has substantial experience in managing recognised external legal counsel in defending tobacco litigation, and external counsel have independent professional responsibilities to represent the interests of B&W. In addition, in accordance with the terms of the RJRT Indemnification, affiliates of B&W have retained control of the defence in certain tobacco litigation cases with respect to which such affiliates are entitled to indemnification.

US litigation

The total number of US product liability cases pending at year end involving B&W and other Group companies was approximately 3,810 (2004: 3,896 cases). UK-based Group companies have been named as co-defendants in some 965 of those cases (2004: 1,026 cases). Only perhaps a dozen cases are likely to come to trial in 2006, some involving amounts ranging possibly into the hundreds of millions and even billions of dollars. Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant. The cases fall into four broad categories:

(a) Medical reimbursement cases

These civil actions seek to recover amounts spent by government entities and other third party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

As at 31 December 2005, a reimbursement suit was pending against B&W and other Group companies by an Indian Tribe. The vast majority of other such cases have been dismissed on legal grounds. Based on somewhat different theories of claim are two non-governmental medical reimbursement cases. One third party reimbursement case against B&W and other Group companies is ongoing (City of St Louis) in which more than 60 public and non-profit hospitals in Missouri seek reimbursement of past and future alleged smoking related healthcare costs. In the United Seniors Association Inc. case, the defendants filed a motion to dismiss or transfer the case on 24 October 2005. A decision is awaited.

(b) Class actions

As at 31 December 2005, B&W was named as a defendant in some 15 (2004: 14) separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted through smoking or where classes of tobacco claimant have been certified. Even if the classes remain certified and the possibility of class-based liability is eventually established, it is likely that individual trials will still be necessary to resolve any actual claims. Class-action suits have been filed in a number of states against individual cigarette manufacturers and their parent corporations, alleging that the use of the terms 'lights' and 'ultralights' constitutes unfair and deceptive trade practices. A class action complaint (Schwab, formerly known as McLaughlin) was filed in The US District Court for the Eastern District of New York on 11 May 2004 against B&W and other Group companies. The complaint challenges the practices of the defendants with respect to the marketing, advertising, promotion and sale of 'light' cigarettes. The plaintiffs seek certification of a class of all US residents who purchased light cigarettes marketed, advertised, promoted and sold by the defendants and whose claims relate 'to the light cigarette fraud'. The court has not yet ruled on the class certification issue. The judge has recently issued an order in favour of the plaintiffs allowing what is known as 'fluid recovery'. This means that plaintiffs intend to prove the defendants liability to the class on an aggregate basis and to distribute the total damages among individual class members through a proof of claim procedure. The defendants are seeking an immediate appeal of this matter and, if allowed to appeal, this will considerably delay any trial.

Other types of class-action suits assert claims on behalf of classes of individuals who claim to be addicted, injured or at greater risk of injury by the use of tobacco or exposure to environmental tobacco smoke, or the legal survivors of such persons.

In Engle (Florida), one jury awarded a total of US$12.7 million to three class representatives and in a later stage of this three phase trial process, a jury assessed US$17.6 billion in punitive damages against B&W. In November 2000, B&W posted a surety bond in the amount of US$100 million (the amount required by Florida law) to stay execution of this punitive damages award. On 21 May 2003, the intermediate appellate court reversed the trial court's judgement and remanded the case to the trial court with instructions to decertify the class. On 16 July 2003, the plaintiffs filed a motion for rehearing which was denied on 22 September 2003. On 12 May 2004, the Florida Supreme Court agreed to review this case. Oral argument was held on 3 November 2004 and a decision is still awaited.

In the first 'phase three' trial of an individual Engle class member (Lukacs), the jury awarded the plaintiff US$37.5 million in compensatory damages (B&W's share: US$8.4 million). On 1 April 2003, the jury award was reduced to US$25.125 million (B&W's share US$5.65 million) but no final judgment will be entered until the Engle appeal is resolved. Therefore the time to appeal this case has not yet begun to run.

In a Louisiana medical monitoring case brought on behalf of Louisiana smokers (Scott), on 28 July 2003, the jury returned a verdict in favour of the defendants on the medical monitoring claim but made findings against the defendants with respect to claims relating to fraud, conspiracy, marketing to minors and smoking cessation. On 21 May 2004, the jury returned a verdict in the amount of US$591 million on the class's claim for a smoking cessation program. On 1 July 2004, the court upheld the jury's verdict and entered final judgment. On 29 September 2004, the defendants posted a US$50 million bond (legislation in Louisiana limits the amount of a bond to prevent execution upon such a judgment to US$50 million collectively for signatories to the MSA). RJRT posted US$25 million (i.e. the portions for RJRT and B&W) towards the bond. The defendants' opening appellate brief was filed on 23 May 2005 and the plaintiffs' opening appellate brief was filed on 27 July 2005. The defendants' reply was filed on 8 August 2005. Oral argument has not been scheduled.

A federal judge in New York certified a nationwide punitive-damages-only class (Simon II) in September 2002. The defendants sought reconsideration of the certification ruling, which was denied on 25 October 2002. On 14 February 2003, the US Court of Appeals for the Second Circuit granted the defendants' petition to review the class certification decision. Oral argument was heard on 20 November 2003. On application by the plaintiffs the case is in the process of being dismissed.

(c) Individual cases
Approximately 3,767 individual cases were pending against B&W at 31 December 2005 (2004: 3,867) filed by or on behalf of individuals in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to environmental tobacco smoke (ETS). Of these cases: (a) approximately two thirds are ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damages claims by class members; (b) approximately one quarter of the individual cases against B&W are cases brought in consolidated proceedings in West Virginia in which B.A.T Industries p.l.c. is also involved; and (c) only about 10 per cent are cases filed by other individuals.

Of the cases that went to trial or were decided or remained on appeal during 2005, several resulted in verdicts against B&W. In May 2003, an Arkansas jury (Boerner) awarded US$4.025 million in compensatory damages and US$15 million in punitive damages against B&W. This decision was appealed against and on 7 January 2005, the Court of Appeals for the Eighth Circuit upheld the first instance compensatory damages award of US$4.025 million and reduced the punitive damages award to US$5 million. The judgement was satisfied in February 2005. In November 2003, a Missouri jury (Thompson) awarded US$210,000 damages against B&W. A notice of appeal was filed on 8 March 2004. Oral argument occurred in November 2005. Judgement is awaited. In December 2003, a New York jury (Frankson) awarded US$350,000 compensatory damages against B&W and two industry organisations. In January 2004, the same jury awarded US$20 million punitive damages. On 22 June 2004 the trial judge granted a new trial unless the parties agree to an increase in compensatory damages to US$500,000 and a decrease in punitive damages to US$5 million, of which US$4 million would be assigned to B&W. On 25 January 2005, B&W noticed an appeal to the Supreme Court of the State of New York. B&W's opening brief was filed on 22 September 2005. Briefing is not yet complete. In one of the Broin flight attendant cases (French), a 2002 jury award of US$5.5 million in compensatory damages against all the defendants, including B&W, was subsequently reduced to US$500,000 of which US$123,500 was assigned to RJRT and US$82,000 to B&W. The allocation of damages between the defendants was reversed on appeal on 22 December 2004 and the trial court was instructed to enter a judgment finding the defendants jointly and severally liable for the plaintiff's injuries. On 14 January 2005 the defendants filed a petition for a rehearing, which was rejected on 13 April 2005. B&W's share of the judgment was paid on 6 December 2005. On 1 February 2005, a Missouri jury (Smith) awarded US$500,000 in compensatory damages against B&W and then, on 2 February 2005, awarded US$20 million in punitive damages, also against B&W. On 10 March 2005 B&W filed for a motion for judgment, or in the alternative, for a new trial. On 23 May 2005, the trial judge denied these motions. B&W filed a notice of appeal. B&W's opening brief is due on 30 March 2006.

(d) Other claims
As at 31 December 2005, one (2004: two) case was pending against B&W on behalf of asbestos companies. Those companies seek reimbursement for costs and judgements paid in litigation brought by third parties against them. These companies claim that, but for the smoking of the claimants, their damages would have been less. The contribution claims in five separate cases have been dismissed, leaving the cases pending as to the claims of the individual plaintiffs only.

As at 31 December 2005, B&W was named as defendant in two (2004: three) US cases brought by foreign government entities (Sao Paulo and Panama) seeking reimbursement of medical costs which they incurred for treatment for persons in their own countries who are alleged to have smoked imported cigarettes, including those manufactured by B&W.

UK-based Group companies
As at 31 December 2005, B.A.T Industries p.l.c. was named as a co-defendant in the US in one class action and in the consolidated proceedings of around 1,000 individual cases in West Virginia. It is contesting the jurisdiction of the US courts since it is a 'holding' company not transacting business in the US. B.A.T Industries p.l.c. has successfully contested jurisdiction in some 35 cases prior to trial. In the balance of these cases, there has been no adverse ruling on the issue of jurisdiction affirmed on the merits through appeal. Some 216 US plaintiffs have voluntarily agreed to drop B.A.T Industries p.l.c. or substitute the subsidiary Group company British American Tobacco (Investments) Limited (formerly called British-American Tobacco Company Limited) as a co-defendant. In the Schwab case mentioned previously, B.A.T Industries p.l.c. has been substituted for British American Tobacco p.l.c. as a defendant. British American Tobacco (Investments) Limited has been served in one asbestos case and one reimbursement case as well as the Department of Justice case (see below), two class actions and three individual actions.

Conduct based claims

On 22 September 1999, the US Department of Justice brought an action in the US District Court for the District of Columbia against various industry members, including R.J. Reynolds Tobacco Company and B&W. British American Tobacco (Investments) Limited is also a co-defendant in the action. The Government sought to recover federal funds expended in providing healthcare to smokers who have developed diseases and injuries alleged to be smoking-related, and, in addition, seeks, pursuant to the federal Racketeer Influenced and Corrupt Organizations Act, disgorgement of profits the government contends were earned as a consequence of a RICO racketeering 'enterprise'. On 28 September 2000, the portion of the claim which sought recovery of federal funds expended in providing healthcare to smokers who have developed diseases and injuries alleged to be smoking-related was dismissed. The bench (non-jury) trial of the RICO portion of the claim began on 21 September 2004 and was completed in June 2005. On 17 November 2004, the Washington DC Circuit Court of Appeals heard an appeal by the defendants against an earlier District Court decision that disgorgement of profits is an appropriate remedy to the RICO violations alleged by the Government. On 4 February 2005, the Court of Appeals allowed the appeal, ruling that the Government could not claim disgorgement of profits. The Government appealed this decision. On 17 October 2005, the US Supreme Court declined to hear an appeal by the US Government in respect of the claim for disgorgement of $280 billion of past profits from the US tobacco industry. Judgment is awaited in the case and is not expected before Spring 2006.

Various departments of the Republic of Colombia brought actions against various tobacco companies including B&W and other Group companies alleging that the defendants engaged in cigarette smuggling and money laundering in their territories. Each of these actions seeks compensatory, punitive and treble damages. The defendants' motion to dismiss the complaint was granted in 2002 and the plaintiffs appealed. The dismissal of the claims was affirmed on 14 January 2004, but on 13 April 2004, the plaintiffs petitioned the United States Supreme Court for a writ of certiorari. This case was decided on 9 January 2006 when the United States Supreme Court denied the plaintiffs a writ of certiorari. The plaintiffs have threatened fresh proceedings that allege money laundering.

A class action complaint (Daric Smith) was filed in the Kansas District Court in 2000, in respect of price fixing allegations against a number of tobacco companies including B&W and British American Tobacco (Investments) Limited. An Amended Complaint was filed in March 2001, alleging that the tobacco company defendants conspired together to fix, maintain, raise or stabilise the price of cigarettes in Kansas. The plaintiffs claim they consequently paid higher prices for cigarettes than they would have done in the absence of the conspiracy. They seek injunctive relief and damages in respect of the sums paid for cigarettes and also seek triple damages under the relevant Kansas statute. The discovery phase of the litigation is ongoing.

Product liability outside the US
At year end, active claims against Group companies existed in 19 countries outside the US but the only countries with more than five active claims were Argentina, Brazil, Canada, Italy, the Netherlands and the Republic of Ireland.

As at 31 December 2005, there were some 1,097 (2004: 1,050) pending individual cases in Italy. Some 1,077 (2004: 1,029) of these cases are pending before Justices of the Peace courts and relate to 'light' cigarettes. The plaintiffs in these cases claim that the word 'lights' is misleading and has induced them to switch to 'light' brands and/or induced them not to give up smoking altogether. Because of the type of court, the most that any individual plaintiff can recover is Euros 1,033. In recent months, 142 of these cases have been suspended or decisions given in favour of British American Tobacco Italia S.p.A. There are around 20 smoking and health cases filed by or on behalf of individuals in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to environmental tobacco smoke (ETS). There are pending health care cost recoupment cases in France, Spain and Israel. All of these cases are at the appellate stage of the process. In both France and Spain the court decisions to date have been in favour of the tobacco industry. In Israel the industry is seeking an appeal at the Israeli Supreme Court to reverse the decision at first instance that permits Clalit, a healthcare fund, to pursue their healthcare costs recoupment claim seeking approximately US$1.6 billion in damages and injunctive relief.

The Supreme Court of Canada has upheld the constitutionality of the British Columbian Tobacco Damages and Health Care Costs Recovery Act of 2001. The case will now proceed against the Canadian defendants, including Imperial Tobacco Canada Limited ("Imperial"). The case against the non-resident defendants, including UK-based Group companies, is stayed pending the outcome of their challenge to jurisdiction. The Appeal Court hearing on this took place in February 2006 and judgement is awaited.

Similar legislation has been enacted in other Canadian provinces.

In addition there are six class actions and four individual cases in Canada. In the Knight Class Action, the Supreme Court of British Columbia certified a class of all consumers of Imperial manufactured cigarettes in British Columbia, not just British Columbia residents. Imperial filed their appeal against the certification on 23 June 2005. This is a claim for pure economic loss. The plaintiff does not seek damages for each class member but an aggregate damage award. The appeal from the order certifying the action as a class proceeding was heard on 7 and 8 February 2006 and judgement is awaited.

In Quebec, in February 2005, two smoking and health class actions were certified. There is no right of appeal against class certification. This litigation is expected to take years to proceed to trial.

Imperial is currently being investigated by the Royal Canadian Mounted Police relating to its business records and sales of products exported from Canada between 1989 and 1994. No action has been commenced against Imperial. Imperial believes that it has conducted itself appropriately at all times, but cannot predict the outcome of any such investigation, or whether additional investigations will occur.

The Flintkote Company ("Flintkote"), a US company that was engaged in the production and distribution of asbestos and asbestos-containing material, was one of many subsidiaries of Genstar Corporation at the time that Imasco Limited (now Imperial) acquired Genstar Corporation in 1986. Flintkote became a Group subsidiary following the restructuring of Imasco in 2000. In 2003, the shares of Flintkote were divested to a trust. Flintkote had been named, along with a large number of defendants, in numerous actions by individuals who seek damages based upon alleged exposure to asbestos products, or alleged damage to their buildings due to the presence in the buildings of certain materials containing asbestos, allegedly manufactured and/or sold by such defendants. Certain of these claims and suits allege significant damage. Flintkote filed for protection under Chapter 11 of the US Bankruptcy Code in May 2004. In December 2005, Flintkote filed a status report in the bankruptcy proceedings alleging that Flintkote's estate has substantial claims against various parties that participated in certain transactions that allegedly left Flintkote with insufficient assets to satisfy foreseeable asbestos-related liabilities, including two dividends totalling US$525.2 million received ultimately by Imasco in 1986 and 1987, which dividends were paid by Flintkote from the proceeds generated through the sale of its operating assets. As of 1984, Flintkote had ceased all production and distribution of asbestos-containing materials. In connection with the 1986 and 1987 dividends, Imasco entered into certain contractual undertakings and indemnities with Flintkote and its directors. Flintkote stated in the December 2005 status report that it intends to jointly prosecute, with the Official Committee of Asbestos Personal Injury Claimants and the Legal Representative for Future Asbestos Personal Injury Claimants, various causes of action against Imasco and other former direct and indirect parent companies of Flintkote. These include a cause of action to recover the US$525.2 million in dividends plus interest under the terms of the contractual undertakings and indemnities and, following further evaluation, possibly other causes of action against various parties that participated in dividend transactions and certain sale transactions that left Flintkote with insufficient assets to satisfy its asbestos-related liabilities. Imperial believes that these claims are unfounded and that it has substantial defences to any such causes of action.

Conclusion
While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Company believes that the defences of the Group companies to all these various claims are meritorious both on the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group companies in any case, an appeal will be made. Such appeals could require the appellants to post appeal bonds or substitute security in amounts which could in some cases equal or exceed the amount of the judgement. In any event, with regard to US litigation, the Group has the benefit of the RJRT Indemnification. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation.

Having regard to all these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of this litigation will significantly impair the financial condition of the Group.

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the year to 31 December 2005, 45 million shares were bought at a cost of £501 million.

During the year to 31 December 2004, 59 million shares were bought at a cost of £492 million.

ANNUAL REPORT AND ACCOUNTS

The financial information in this preliminary announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act (as amended).

The figures contained herein have been extracted from the Group's full IFRS financial statements for the year ended 31 December 2005, which will be delivered to the Registrar of Companies. The Group's full UK GAAP financial statements for the year ended 31 December 2004 have been delivered to the Registrar of Companies. The auditors' report on both these sets of financial statements were unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act.

The Annual General Meeting will be held on 27 April 2006, at the Mermaid Conference & Events Centre, Puddle Dock, Blackfriars, London EC4V 3DB.

The Report and Accounts will be posted to shareholders in March 2006.

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Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Alan F Porter
Secretary
28 February 2006